Exhibit 99.2
MANAGEMENT'S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The management of Crescent Point Energy Corp. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to determine that the consolidated financial statements are presented fairly in all material respects.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.
The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Audit Committee meets regularly with management and PricewaterhouseCoopers LLP to review and approve the consolidated financial statements. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has developed and maintains an extensive system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2016. The assessment was based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control - Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Management concluded that this system of internal controls was effective as of December 31, 2016. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation and the United States Sarbanes - Oxley Act of 2002.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants who also audited the Company's consolidated financial statement for the year ended December 31, 2016, has audited the the effectiveness of the Company's internal control over financial reporting as at December 31, 2016.

Scott Saxberg President and Chief Executive Officer	Ken Lamont Chief Financial Officer

February 22, 2017

CRESCENT POINT ENERGY CORP.	1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Crescent Point Energy Corp.

We have completed integrated audits of Crescent Point Energy Corp. and its subsidiaries’ (the “Corporation”) 2016 and 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Crescent Point Energy Corp. and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2016 and December 31, 2015 and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Corporation’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Crescent Point Energy Corp. and its subsidiaries as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Crescent Point Energy Corp. and its subsidiaries’ internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report.

Auditor’s responsibility
Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

CRESCENT POINT ENERGY CORP.	2

We believe that our audit provides a reasonable basis for our audit opinion on the Corporation’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Crescent Point Energy Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(signed)

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Calgary, Alberta
February 22, 2017

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$ millions)	Notes	2016	2015
ASSETS
Cash		13.4	24.7
Accounts receivable		335.7	327.0
Prepaids and deposits		5.3	5.1
Derivative asset	23	49.1	490.5
Total current assets		403.5	847.3
Long-term investments	5	35.8	30.3
Derivative asset	23	340.3	540.1
Other long-term assets	6	36.7	63.5
Exploration and evaluation	7, 8	498.1	540.7
Property, plant and equipment	8, 9	14,174.9	14,953.7
Goodwill	10	251.9	251.9
Deferred income tax	20	422.4	388.5
Total assets		16,163.6	17,616.0
LIABILITIES
Accounts payable and accrued liabilities		647.2	679.4
Dividends payable		16.3	50.5
Current portion of long-term debt	11	90.6	72.0
Derivative liability	23	64.7	1.8
Decommissioning liability	13	23.7	32.4
Total current liabilities		842.5	836.1
Long-term debt	11	3,730.1	4,380.0
Derivative liability	23	3.0	0.3
Other long-term liabilities	12, 21	54.6	56.3
Decommissioning liability	13	1,290.7	1,223.0
Deferred income tax	20	651.5	995.3
Total liabilities		6,572.4	7,491.0
SHAREHOLDERS’ EQUITY
Shareholders’ capital	14	16,400.2	15,693.2
Contributed surplus		110.6	99.3
Deficit	15	(7,432.1)	(6,239.3)
Accumulated other comprehensive income		512.5	571.8
Total shareholders' equity		9,591.2	10,125.0
Total liabilities and shareholders' equity		16,163.6	17,616.0
Commitments (Note 25)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors:

Gerald A. Romanzin Director	D. Hugh Gillard Director

CRESCENT POINT ENERGY CORP.	4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31
(Cdn$ millions, except per share amounts)	Notes	2016	2015
REVENUE AND OTHER INCOME
Oil and gas sales		2,548.5	2,800.2
Royalties		(363.9)	(435.9)
Oil and gas revenue		2,184.6	2,364.3
Derivative gains (losses)	17, 23	(238.1)	870.7
Other income (loss)	18	(6.6)	7.9
		1,939.9	3,242.9
EXPENSES
Operating		691.9	706.5
Transportation		130.0	138.4
General and administrative		100.9	111.7
Interest on long-term debt		158.2	146.0
Foreign exchange (gain) loss	19	(131.3)	362.5
Share-based compensation	21	57.7	58.6
Depletion, depreciation, amortization and impairment	7, 9	2,220.1	3,138.3
Accretion	12, 13	26.2	25.2
		3,253.7	4,687.2
Net income (loss) before tax		(1,313.8)	(1,444.3)

Tax expense (recovery)
Current	20	0.2	(1.9)
Deferred	20	(381.3)	(572.2)
Net income (loss)		(932.7)	(870.2)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(59.3)	329.4
Comprehensive income (loss)		(992.0)	(540.8)

Net income (loss) per share	22
Basic		(1.81)	(1.82)
Diluted		(1.81)	(1.82)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2015		15,693.2	99.3	(6,239.3)	571.8	10,125.0
Issued for cash	14	650.4				650.4
Issued on capital acquisitions	14	17.7				17.7
Redemption of restricted shares	14	58.3	(59.5)	0.2		(1.0)
Share issue costs, net of tax		(19.4)				(19.4)
Share-based compensation	21		75.4			75.4
Forfeit of restricted shares	21		(4.6)			(4.6)
Net income (loss)				(932.7)		(932.7)
Dividends ($0.50 per share)				(260.3)		(260.3)
Foreign currency translation adjustment					(59.3)	(59.3)
December 31, 2016		16,400.2	110.6	(7,432.1)	512.5	9,591.2

December 31, 2014		14,157.6	118.0	(4,357.1)	242.4	10,160.9
Issued for cash		660.1				660.1
Issued on capital acquisitions		541.9				541.9
Issued pursuant to the DRIP (1) and SDP (2)		261.7		8.4		270.1
Redemption of restricted shares		92.5	(94.0)			(1.5)
Share issue costs, net of tax		(20.6)				(20.6)
Share-based compensation			77.4			77.4
Forfeit of restricted shares			(2.1)			(2.1)
Net income (loss)				(870.2)		(870.2)
Dividends ($2.11 per share)				(1,020.4)		(1,020.4)
Foreign currency translation adjustment					329.4	329.4
December 31, 2015		15,693.2	99.3	(6,239.3)	571.8	10,125.0

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	6

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$ millions)	Notes	2016	2015
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(932.7)	(870.2)
Items not affecting cash
Other (income) loss	18	6.6	(5.8)
Deferred tax recovery	20	(381.3)	(572.2)
Share-based compensation	21	57.7	58.6
Depletion, depreciation, amortization and impairment	7, 9	2,220.1	3,138.3
Accretion	12, 13	26.2	25.2
Unrealized (gains) losses on derivatives	17, 23	706.8	(228.1)
Translation of US dollar long-term debt	19	(79.4)	384.7
Other	27	(5.2)	7.6
Realized gain on cross currency swap maturity	19	(48.6)	(14.3)
Decommissioning expenditures		(16.0)	(15.8)
Change in non-cash working capital	27	(29.9)	48.9
		1,524.3	1,956.9
INVESTING ACTIVITIES
Development capital and other expenditures		(1,173.4)	(1,605.2)
Capital acquisitions, net	8	(222.3)	(23.1)
Reclamation fund	6	26.8	(2.6)
Investments	5	-	2.0
Change in non-cash working capital	27	8.5	(164.6)
		(1,360.4)	(1,793.5)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		622.8	630.7
Increase (decrease) in bank debt, net		(485.8)	729.6
Issuance of senior guaranteed notes		-	381.4
Repayment of acquired debt and senior guaranteed notes		(66.7)	(1,100.6)
Realized gain on cross currency swap maturity	19	48.6	14.3
Cash dividends		(260.3)	(750.3)
Change in non-cash working capital	27	(34.2)	(52.2)
		(175.6)	(147.1)
Impact of foreign currency on cash balances		0.4	4.4
INCREASE (DECREASE) IN CASH		(11.3)	20.7
CASH AT BEGINNING OF YEAR		24.7	4.0
CASH AT END OF YEAR		13.4	24.7
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.4)	(0.1)
Cash interest paid	(158.0)	(140.6)

CRESCENT POINT ENERGY CORP.	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

1.	STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on February 22, 2017.

2.	BASIS OF PREPARATION

a)	Preparation
These consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of February 22, 2017, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars. Crescent Point's Canadian and U.S. operations are aggregated into one reportable segment based on similar economic characteristics and the similar nature of the assets, products, production processes and customers.

b)	Basis of measurement, functional and presentation currency
The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

c)	Use of estimates and judgments
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from exploration and evaluation ("E&E") to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	8

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows including reserve estimates and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

3.	SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.

a)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.
The Company conducts some of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 percent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. The Company does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.

b)	Property, Plant and Equipment
Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any accumulated impairment losses. Development and production assets are accumulated into CGUs and represent the cost of developing the commercial reserves and initiating production.
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized.
Depletion and Depreciation
Development and production costs accumulated within major areas are depleted using the unit-of-production method based on estimated proved plus probable reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable reserves.
Corporate assets are depreciated over the estimated useful lives of the related assets, ranging from 5 to 16 years on a straight-line basis.

CRESCENT POINT ENERGY CORP.	9

Impairment
The carrying amounts of PP&E are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.
Assets are grouped into CGUs based on the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, adjusted for the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate, adjusted for the discounted abandonment and reclamation costs associated with wells without reserves and facilities that relate to the CGUs.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net income.

c)	Exploration and Evaluation
Exploration and evaluation assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. Exploration and evaluation assets include undeveloped land and any drilling costs thereon.
Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.
Amortization
Undeveloped land classified as E&E is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized but are subject to impairment.
Impairment
Exploration and evaluation assets are reviewed quarterly for indicators of impairment and upon reclassification from E&E to PP&E. Exploration and evaluation assets are tested for impairment at the operating segment level by combining E&E assets with PP&E. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, adjusted for the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves as described in the PP&E impairment test, plus the fair market value of undeveloped land and seismic. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate, adjusted for the discounted abandonment and reclamation costs associated with wells without reserves and facilities that relate to the CGUs.
Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been, net of amortization, had no impairment been recognized.

d)	Decommissioning Liability
The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.

e)	Reclamation Fund
The Company established a reclamation fund to fund future decommissioning costs and environmental initiatives. There were no contributions to the fund during 2016. Prior to this, contributions of $0.60 per barrel of oil equivalent (“boe”) of production were made between April and December 2015. Additional contributions can be made at the discretion of management. Management expects to make contributions to the fund during 2017.

CRESCENT POINT ENERGY CORP.	10

f)	Goodwill
The Company records goodwill relating to business combinations when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, E&E assets and goodwill and comparing this to the recoverable amount. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, adjusted for the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves as described in the PP&E impairment test, plus the fair market value of undeveloped land and seismic. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate, adjusted for the discounted abandonment and reclamation costs associated with wells without reserves and facilities that relate to the CGUs. Any excess of the carrying amount over the recoverable amount is the impairment amount. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

g)	Share-based Compensation
Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus.
Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the prevailing Crescent Point share price.

h)	Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.
Deferred income tax assets and liabilities are presented as non-current.

i)	Financial Instruments
The Company has early adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial application of January 1, 2010. This standard replaced the current multiple classification and measurement model for non-equity financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the entity’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument.
In addition, the fair value option for financial liabilities was amended. The changes in fair value attributable to a liability’s credit risk will be recorded in other comprehensive income rather than through net income, unless this presentation creates an accounting mismatch. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to net income.
For investments in equity instruments which are not subject to control, joint control, or significant influence, on initial recognition IFRS 9 allows an entity to irrevocably elect classification at “fair value through profit or loss” or “fair value through other comprehensive income”.
Effective January 1, 2013, the Company adopted the amendment to IFRS 9 which presented a new hedge accounting model. The Company does not currently apply hedge accounting. In July 2014, IFRS 9 was further amended to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. This amendment will be adopted by the Company on January 1, 2018. See Note 4 - "Changes in Accounting Policies" for additional information regarding future changes in accounting policies.
The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divestiture activities.

CRESCENT POINT ENERGY CORP.	11

Financial derivative instruments
Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.
The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.
The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.
Financial assets and liabilities
Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.
Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.
Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.
For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income.

j)	Business Combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.

k)	Foreign Currency Translation
Foreign operations
The Company has operations in the U.S. transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are restated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. The resulting unrealized gain or loss is included in other comprehensive income.
Foreign transactions
Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are restated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are restated to Canadian dollars using the average exchange rate for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.

l)	Revenue Recognition
Oil and gas revenue includes the sale of crude oil, natural gas and natural gas liquids and is recognized when the risks and rewards of ownership have been substantially transferred.

CRESCENT POINT ENERGY CORP.	12

m)	Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less.

n)	Leases
Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.
Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases within property, plant and equipment.
All of the Company's current leases are treated as operating leases and are recognized in net income on a straight-line basis.

o)	Earnings Per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.

4.	CHANGES IN ACCOUNTING POLICIES
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018. The Company is currently reviewing the terms of its sales contracts with customers to determine the impact, if any, that the standard will have on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements and does not expect the amendment to have a material impact on the valuation of its financial assets.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently reviewing contracts that are currently identified as leases and evaluating the impact of the standard on the consolidated financial statements.

5.LONG-TERM INVESTMENTS

($ millions)	2016	2015
Investments in public companies, beginning of year	22.8	21.0
Acquired through capital acquisitions	-	2.6
Dispositions	-	(1.3)
Unrealized gain recognized in other income (loss)	5.5	0.5
Investments in public companies, end of year	28.3	22.8

Investments in private companies, beginning of year	7.5	28.9
Derecognized through capital acquisitions	-	(7.0)
Unrealized loss recognized in other income (loss)	-	(14.4)
Investment in private company, end of year	7.5	7.5

Long-term investments, end of year	35.8	30.3

CRESCENT POINT ENERGY CORP.	13

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2016, the investments are recorded at a fair value of $28.3 million which is $17.7 million more than the original cost of the investments. At December 31, 2015, the investments were recorded at a fair value of $22.8 million which was $12.2 million more than the original cost of the investments.

b)	Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At December 31, 2016 and December 31, 2015, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.

6.	OTHER LONG-TERM ASSETS

($ millions)	2016	2015
Reclamation fund	22.7	49.5
Other receivables	14.0	14.0
Other long-term assets	36.7	63.5

a)	Reclamation fund
The following table reconciles the reclamation fund:

($ millions)	2016	2015
Balance, beginning of year	49.5	47.8
Contributions	-	27.5
Acquired through capital acquisitions	-	1.3
Expenditures	(26.8)	(27.1)
Balance, end of year	22.7	49.5

b)	Other receivables
At December 31, 2016, the Company had investment tax credits of $14.0 million (December 31, 2015 - $14.0 million).

7.	EXPLORATION AND EVALUATION ASSETS

($ millions)	2016	2015
Exploration and evaluation assets at cost	2,080.7	1,961.0
Accumulated amortization	(1,582.6)	(1,420.3)
Net carrying amount	498.1	540.7

Reconciliation of movements during the year
Cost, beginning of year	1,961.0	1,789.8
Accumulated amortization, beginning of year	(1,420.3)	(1,167.3)
Net carrying amount, beginning of year	540.7	622.5

Net carrying amount, beginning of year	540.7	622.5
Acquisitions through business combinations, net	62.9	162.3
Additions	314.8	385.8
Dispositions	(0.4)	-
Transfers to property, plant and equipment	(238.3)	(470.6)
Amortization	(172.5)	(205.9)
Foreign exchange	(9.1)	46.6
Net carrying amount, end of year	498.1	540.7
Exploration and evaluation assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At December 31, 2016, $498.1 million remains in E&E assets after $238.3 million was transferred to PP&E following the determination of technical feasibility during the year ended December 31, 2016 (year ended December 31, 2015 - $540.7 million and $470.6 million, respectively).

CRESCENT POINT ENERGY CORP.	14

Impairment test of exploration and evaluation assets
There were no indicators of impairment at December 31, 2016 or December 31, 2015.

8.	CAPITAL ACQUISITIONS AND DISPOSITIONS
If the material property acquisition outlined below under Major Property Acquisition had closed on January 1, 2016, Crescent Point's oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the year ended December 31, 2016 would have been approximately $2.6 billion and $1.4 billion, respectively. This pro-forma information is not necessarily indicative of the results should the material property acquisition have actually occurred on January 1, 2016.
In the year ended December 31, 2016, the Company incurred $2.3 million (December 31, 2015 - $14.2 million) of transaction costs related to business combinations that were recorded as general and administrative expenses.
a) Major Property Acquisition
Southeast Saskatchewan Asset Acquisition
On July 4, 2016, Crescent Point completed the acquisition of assets in southeast Saskatchewan for cash consideration of $223.1 million ($183.6 million was allocated to PP&E and $58.1 million was allocated to E&E assets, including $18.6 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to December 31, 2016 includes $15.2 million and $5.9 million, respectively, attributable to this major property acquisition.
b) Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2016 ($21.8 million was allocated to net disposed PP&E and $4.4 million was allocated to E&E assets, including $5.6 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	15

9.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	2016	2015
Development and production assets	24,846.9	23,677.4
Corporate assets	102.4	101.5
Property, plant and equipment at cost	24,949.3	23,778.9
Accumulated depletion, depreciation and impairment	(10,774.4)	(8,825.2)
Net carrying amount	14,174.9	14,953.7

Reconciliation of movements during the year

Development and production assets
Cost, beginning of year	23,677.4	19,891.5
Accumulated depletion and impairment, beginning of year	(8,795.5)	(5,708.0)
Net carrying amount, beginning of year	14,881.9	14,183.5

Net carrying amount, beginning of year	14,881.9	14,183.5
Acquisitions through business combinations, net	218.2	1,513.8
Additions	909.5	1,357.3
Dispositions	(56.4)	(0.5)
Transfers from exploration and evaluation assets	238.3	470.6
Depletion	(1,427.0)	(1,538.5)
Impairment	(611.4)	(1,385.3)
Foreign exchange	(41.7)	281.0
Net carrying amount, end of year	14,111.4	14,881.9

Cost, end of year	24,846.9	23,677.4
Accumulated depletion and impairment, end of year	(10,735.5)	(8,795.5)
Net carrying amount, end of year	14,111.4	14,881.9

Corporate assets
Cost, beginning of year	101.5	87.7
Accumulated depreciation, beginning of year	(29.7)	(21.1)
Net carrying amount, beginning of year	71.8	66.6

Net carrying amount, beginning of year	71.8	66.6
Additions	0.9	13.4
Depreciation	(9.2)	(8.6)
Foreign exchange	-	0.4
Net carrying amount, end of year	63.5	71.8

Cost, end of year	102.4	101.5
Accumulated depreciation, end of year	(38.9)	(29.7)
Net carrying amount, end of year	63.5	71.8
At December 31, 2016, future development costs of $6.7 billion (December 31, 2015 - $7.2 billion) are included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the year ended December 31, 2016 were $47.9 million (year ended December 31, 2015 - $46.9 million), including $14.3 million of share-based compensation costs (year ended December 31, 2015 - $16.9 million).

CRESCENT POINT ENERGY CORP.	16

Impairment test of property, plant and equipment
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, management exercises their judgment in estimating future cash flows for the recoverable amount, being the higher of fair value less costs of disposal and value in use. These key judgments include estimates about recoverable reserves, forecast benchmark commodity prices, royalties, operating costs, capital costs and discount rates. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
Short-term forecast benchmark commodity price assumptions reflect the volatility in crude oil and natural gas prices in recent periods. Long-term forecast benchmark commodity price assumptions tend to be stable as the short-term decreases in prices are not considered indicative of long-term price levels, but are nonetheless subject to change.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of property, plant and equipment at December 31, 2016.

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027 (2)
WTI ($US/bbl)	55.00	65.00	70.00	71.40	72.83	74.28	75.77	77.29	78.83	80.41	82.02
Exchange Rate ($US/$Cdn)	0.780	0.820	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850
WTI ($Cdn/bbl)	70.51	79.27	82.35	84.00	85.68	87.39	89.14	90.93	92.74	94.60	96.49
AECO ($Cdn/MMbtu)	3.44	3.27	3.22	3.91	4.00	4.10	4.19	4.29	4.40	4.50	4.61

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing our impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2027 to the end of the reserve life. Exchange rates are assumed to be constant at 0.850.
At December 31, 2016, the Company determined that the carrying amount of the Southeast Saskatchewan and Southwest Saskatchewan CGUs exceeded their fair value less costs of disposal. In addition, the fair value less costs of disposal of the Northern U.S., Utah, Northern Alberta and Southern Alberta CGUs exceeded their carrying amount. The full amount of the impairments and recoveries were attributed to PP&E and, as a result, net impairment losses of $611.4 million were recorded as a component of depletion, depreciation, amortization and impairment expense.
At December 31, 2015, the Company determined that the carrying amount of the Southeast Saskatchewan, Southwest Saskatchewan, Southern Alberta, Southern U.S., Northern U.S. and Northern Alberta CGUs exceeded their fair value less costs of disposal. The full amount of the impairment was attributed to PP&E and, as a result, impairment losses of $1.4 billion were recorded as a component of depletion, depreciation, amortization and impairment expense.
The following table summarizes the impairment and recovery for the year ended December 31, 2016 by CGU:

CGU ($ millions, except %)	Operating segment	Fair value less costs of disposal	Discount rate	(Impairment) / Recovery	(Impairment) / Recovery, net of tax
Southeast Saskatchewan	Canada	7,321.2	9.75%	(375.1)	(273.8)
Southwest Saskatchewan	Canada	2,498.7	9.75%	(355.2)	(259.3)
Northern U.S.	U.S.	622.6	10.00%	56.6	35.2
Utah	U.S.	938.9	9.75%	42.2	26.2
Northern Alberta	Canada	48.1	10.25%	10.3	7.5
Southern Alberta	Canada	1,339.1	10.25%	9.8	7.2
Total impairment (1)				(611.4)	(457.0)

(1)
At December 31, 2016, accumulated after tax impairment losses, net of depletion had no impairment loss been recognized in prior periods for the Canada and U.S. operating segments were $1.5 billion and $383.2 million, respectively.

The impairments in the Southeast Saskatchewan and Southwest Saskatchewan CGUs were largely a result of the decrease in forecast benchmark commodity prices at December 31, 2016 compared to December 31, 2015, partially offset by the positive impact of development reserve additions, future development capital cost reductions of 12% and 8%, respectively, and improved capital efficiencies. The recoveries in the Northern U.S., Utah, Northern Alberta and Southern Alberta CGUs were largely a result of the positive impact of technical and development reserve additions, capital and operating cost reductions and improved capital efficiencies, partially offset by the decrease in forecast benchmark commodity prices at December 31, 2016 compared to December 31, 2015. In the Northern U.S. and Utah CGUs, expected future operating costs decreased by 6% and future development capital costs decreased by 8%, respectively. In the Northern Alberta and Southern Alberta CGUs, future development capital costs decreased by 25% and 12%, respectively, and expected future operating costs decreased by 16%, respectively.

CRESCENT POINT ENERGY CORP.	17

Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at December 31, 2016, with all other variables held constant:

CGU ($ millions)	Discount Rate		Commodity Prices
	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(605.4)	666.9	666.9	(891.9)
Southwest Saskatchewan	(222.6)	249.6	311.3	(321.7)
Northern U.S.	(58.2)	66.8	96.3	(99.8)
Utah	(76.4)	85.8	129.0	(127.9)
Northern Alberta	-	-	-	-
Southern Alberta	(134.0)	150.1	204.6	(209.7)
Increase (decrease)	(1,096.6)	1,219.2	1,408.1	(1,651.0)

10.	GOODWILL
At December 31, 2016, the Company had goodwill of $251.9 million (December 31, 2015 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.
Impairment test of goodwill
The impairment test of goodwill at December 31, 2016 and December 31, 2015, determined based on fair value less costs of disposal, concluded that the estimated recoverable amount exceeded the carrying amount. As such, no goodwill impairment existed. The fair value measurement of the recoverable amount of the Canadian operating segment is categorized as Level 3 according to the IFRS 13 fair value hierarchy. Refer to Note 9 - “Property, Plant and Equipment” for a description of the key input estimates and the methodology used in the determination of the estimated recoverable amount related to goodwill.

11.	LONG-TERM DEBT
The following table reconciles long-term debt:

($ millions)	2016	2015
Bank debt	1,672.1	2,171.4
Senior guaranteed notes (1)	2,148.6	2,280.6
Long-term debt	3,820.7	4,452.0
Long-term debt due within one year (1)	90.6	72.0
Long-term debt due beyond one year	3,730.1	4,380.0

(1)
The Company entered into cross currency swaps and a foreign exchange swap concurrent with the issuance of the US senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At December 31, 2016, the total principal due on the maturity of the senior guaranteed notes is $1.74 billion (December 31, 2015 - $1.79 billion), of which $68.9 million (December 31, 2015 - $50.1 million) is due within one year.

Bank Debt
The Company has combined credit facilities of $3.6 billion, including a $3.5 billion syndicated unsecured credit facility with sixteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility totals $3.5 billion until June 8, 2018, after which it reduces to thirteen banks and $3.08 billion through to a maturity date of June 10, 2019. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. The current maturity date of the unsecured operating credit facility is June 10, 2019. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items including unrealized derivatives, unrealized foreign exchange, share-based compensation expense and accretion ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company is in compliance with all debt covenants at December 31, 2016.
The Company had letters of credit in the amount of $0.5 million outstanding at December 31, 2016 (December 31, 2015 - $13.7 million).
The Company manages its credit facilities through a combination of bankers' acceptance loans, US dollar LIBOR loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	18

Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.45 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates, amounts due on maturity and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Principal Due on Maturity (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					2016	2015
US$52.0	3.93%	-	October 14 and April 14	April 14, 2016	-	72.0
US$67.5	5.48%	68.9	September 24 and March 24	March 24, 2017	90.6	93.3
US$31.0	4.58%	29.9	October 14 and April 14	April 14, 2018	41.6	42.9
US$20.0	2.65%	20.4	December 12 and June 12	June 12, 2018	26.9	27.7
Cdn$7.0	4.29%	7.0	November 22 and May 22	May 22, 2019	7.0	7.0
US$68.0	3.39%	66.7	November 22 and May 22	May 22, 2019	91.3	94.1
US$155.0	6.03%	158.3	September 24 and March 24	March 24, 2020	208.1	214.5
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	110.1	113.5
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	70.5	72.7
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	268.5	276.8
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	362.5	373.7
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	345.7	356.4
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	308.9	318.3
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	26.9	27.7
Senior guaranteed notes		1,743.1			2,148.6	2,280.6
Senior guaranteed notes due within one year					90.6	72.0
Senior guaranteed notes due beyond one year					2,058.0	2,208.6

(1)
Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount. During the year ended December 31, 2016, $50.1 million (December 31, 2015 - $88.3 million) was repaid on the maturity of senior guaranteed notes.

Concurrent with the issuance of US$1.42 billion senior guaranteed notes, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.51 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 23 - “Financial Instruments and Derivatives”.

12.	OTHER LONG-TERM LIABILITIES

($ millions)	2016	2015
Lease inducement (1)	43.6	47.2
Long-term compensation liability (2)	3.7	2.5
Other long-term liability (3)	7.3	6.6
Other long-term liabilities	54.6	56.3

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.

(2)	Long-term compensation liability relates to the DSU Plan. See additional information in Note 21 - "Share-based Compensation".

(3)	Other long-term liability is related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions.

CRESCENT POINT ENERGY CORP.	19

13.	DECOMMISSIONING LIABILITY
The following table reconciles the decommissioning liability:

($ millions)	2016	2015
Decommissioning liability, beginning of year	1,255.4	1,023.4
Liabilities incurred	41.6	57.0
Liabilities acquired through capital acquisitions	23.7	81.3
Liabilities disposed through capital dispositions	(10.7)	(1.2)
Liabilities settled	(16.0)	(15.8)
Revaluation of acquired decommissioning liabilities (1)	36.1	111.1
Change in estimated future costs	(27.1)	(14.5)
Change in discount rate	(14.5)	(11.0)
Accretion expense	25.9	25.1
Decommissioning liability, end of year	1,314.4	1,255.4
Expected to be incurred within one year	23.7	32.4
Expected to be incurred beyond one year	1,290.7	1,223.0

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

The total future decommissioning liability was estimated by management based on the Company’s net ownership in all wells and facilities. This includes all estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total decommissioning liability to be $1.3 billion at December 31, 2016 (December 31, 2015 - $1.3 billion) based on total estimated undiscounted cash flows to settle the obligation of $1.4 billion (December 31, 2015 - $1.3 billion). These obligations are expected to be settled through 2049, with the majority expected after 2035. The estimated cash flows have been discounted using a risk free rate of approximately 2.25 percent and an inflation rate of 2 percent (December 31, 2015 - approximately 2.25 percent and 2 percent, respectively).

14.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	2016		2015
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of year	504,935,930	15,929.7	446,510,210	14,373.5
Issued for cash	33,700,000	650.4	23,160,000	660.1
Issued on capital acquisitions	890,648	17.7	22,548,758	541.9
Issued on redemption of restricted shares (1)	2,216,014	58.3	2,459,867	92.5
Issued pursuant to DRIP (2) and SDP (3)	-	-	10,257,095	261.7
Common shares, end of year	541,742,592	16,656.1	504,935,930	15,929.7
Cumulative share issue costs, net of tax	-	(255.9)	-	(236.5)
Total shareholders’ capital, end of year	541,742,592	16,400.2	504,935,930	15,693.2

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

(2)	Premium Dividend TM and Dividend Reinvestment Plan.

(3)	Share Dividend Plan.

15.	DEFICIT

($ millions)	2016	2015
Accumulated earnings (deficit)	(239.7)	693.0
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	10.1	9.9
Accumulated dividends	(7,210.9)	(6,950.6)
Deficit	(7,432.1)	(6,239.3)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	20

16.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and adjusted working capital. The balance of each of these items is as follows:

($ millions)	2016	2015
Long-term debt	3,820.7	4,452.0
Adjusted working capital deficiency (1)	273.3	342.8
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(420.6)	(531.2)
Net debt	3,673.4	4,263.6
Shareholders’ equity	9,591.2	10,125.0
Total capitalization	13,264.6	14,388.6

(1)	Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments.
Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and pay dividends. The Company seeks to maximize stakeholder value through its total return strategy of long-term growth plus dividend income.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Adjusted funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to pay monthly dividends and to continue to exploit and develop its resource plays. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2016 was 2.3 times (December 31, 2015 - 2.2 times). The adjusted funds flow from operations only reflects adjusted funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to fund its capital expenditures, decommissioning expenditures and dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program. Unless otherwise approved by the Board of Directors, the Company can hedge benchmark prices on up to 65 percent of after royalty volumes using a portfolio of swaps, collars and put option instruments and can hedge price differentials on up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts. See Note 23 - "Financial Instruments and Derivatives" for additional information regarding the Company's derivative contracts.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at December 31, 2016. See Note 11 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

17.	DERIVATIVE GAINS (LOSSES)

($ millions)	2016	2015
Realized gains	468.7	642.6
Unrealized gains (losses)	(706.8)	228.1
Derivative gains (losses)	(238.1)	870.7

18.	OTHER INCOME (LOSS)

($ millions)	2016	2015
Unrealized gain (loss) on long-term investments	5.5	(13.9)
Gain (loss) on capital acquisitions / dispositions	(15.3)	18.8
Gain on sale of long-term investments	-	0.7
Other gain	3.2	2.3
Other income (loss)	(6.6)	7.9

CRESCENT POINT ENERGY CORP.	21

19.	FOREIGN EXCHANGE GAIN (LOSS)

($ millions)	2016	2015
Realized gain (loss)
CCS - US dollar interest payments	9.1	7.0
CCS - US dollar debt maturities	48.6	14.3
US dollar debt maturities	(52.4)	(21.2)
Other	(2.5)	3.1
Unrealized gain (loss)
Translation of US dollar long-term debt	128.0	(363.5)
Other	0.5	(2.2)
Foreign exchange gain (loss)	131.3	(362.5)

20.	INCOME TAXES
The provision for income taxes is as follows:

($ millions)	2016	2015
Current tax:
Canada	-	(2.1)
Luxembourg	0.2	0.2
Current tax expense (recovery)	0.2	(1.9)
Deferred tax:
Canada	(336.4)	(191.5)
United States	(44.9)	(380.7)
Deferred tax recovery	(381.3)	(572.2)
Income tax recovery	(381.1)	(574.1)
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($ millions)	2016	2015
Net income (loss) before tax	(1,313.8)	(1,444.3)
Statutory income tax rate	27.00%	26.60%
Expected provision for income taxes	(354.7)	(384.2)
Effect of change in corporate tax rates	-	40.2
Effect of tax rates in foreign jurisdictions	(14.6)	(89.4)
Effect of restricted share bonus plan	6.9	0.6
Effect of change in recognition of deferred tax assets	(24.9)	(150.8)
Effect of non-taxable capital (gains) losses	(2.1)	13.3
Other	8.3	(3.8)
Income tax recovery	(381.1)	(574.1)
The statutory combined federal and provincial income tax rate increased from 26.60% in 2015 to 27.00% in 2016 primarily due to the increase in the Alberta corporate tax rate from 10% to 12%, effective July 1, 2015.
The composition of net deferred income tax liabilities is as follows:

($ millions)	2016	2015
Deferred income tax assets	422.4	388.5
Deferred income tax liabilities	(651.5)	(995.3)
Net deferred income tax liabilities	(229.1)	(606.8)

CRESCENT POINT ENERGY CORP.	22

The net deferred income tax liabilities are expected to be settled in the following periods:

($ millions)	2016	2015
Deferred income tax:
To be settled within 12 months	(9.4)	(122.0)
To be settled after more than 12 months	(219.7)	(484.8)
Deferred income tax	(229.1)	(606.8)
The movement in deferred income tax assets (liabilities) are as follows:

($ millions)	At January 1, 2016	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2016
Deferred income tax assets:
Decommissioning liability	344.8	-	17.0	361.8
Income tax losses carried forward	401.9	-	230.5	632.4
Debt financing costs	13.1	-	(8.3)	4.8
Share issue costs	17.7	7.2	(9.6)	15.3
Risk management contracts	0.6	-	17.7	18.3
Other	17.6	(10.8)	9.8	16.6
	795.7	(3.6)	257.1	1,049.2
Deferred income tax liabilities:
Property, plant and equipment	(1,212.7)	-	(74.0)	(1,286.7)
Timing of partnership items	(54.8)	-	54.8	-
Risk management contracts	(135.0)	-	143.4	8.4
	(1,402.5)	-	124.2	(1,278.3)
Net deferred income tax liabilities	(606.8)	(3.6)	381.3	(229.1)

($ millions)	At January 1, 2015	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2015
Deferred income tax assets:
Decommissioning liability	258.0	21.0	65.8	344.8
Income tax losses carried forward	20.0	147.4	234.5	401.9
Debt financing costs	-	13.1	-	13.1
Share issue costs	18.1	8.2	(8.6)	17.7
Risk management contracts	1.0	-	(0.4)	0.6
Other	4.2	9.7	3.7	17.6
	301.3	199.4	295.0	795.7
Deferred income tax liabilities:
Property, plant and equipment	(1,392.1)	(30.2)	209.6	(1,212.7)
Timing of partnership items	(95.5)	-	40.7	(54.8)
Risk management contracts	(161.9)	-	26.9	(135.0)
	(1,649.5)	(30.2)	277.2	(1,402.5)
Net deferred income tax liabilities	(1,348.2)	169.2	572.2	(606.8)
The approximate amounts of tax pools available as at December 31, 2016 and 2015 are as follows:

($ millions)	2016	2015
Tax pools:
Canada	9,054.1	9,427.0
United States	2,952.9	2,928.3
Total	12,007.0	12,355.3

CRESCENT POINT ENERGY CORP.	23

The above tax pools include estimated Canadian non-capital losses carried forward of $1.1 billion (December 31, 2015 - $848.8 million) that expire in the years 2027 through 2037, and U.S. net operating losses of $1.0 billion (December 31, 2015 - $651.9 million) which expire in the years 2025 through 2037. A deferred income tax asset has not been recognized for U.S. net operating losses of $136.8 million (December 31, 2015 - $195.6 million) or for other temporary differences of $33.2 million (December 31, 2015 - $9.8 million) as there is not sufficient certainty regarding future utilization.
In the year ended December 31, 2015, a deferred tax asset was not recognized in respect of certain unrealized capital losses and capital losses carried forward for Canadian tax purposes in the amount of $2.3 million. Recognition is dependent on the realization of future taxable capital gains.
A deferred tax asset has not been recognized in respect of temporary differences associated with investments in subsidiaries as it is not likely that the temporary differences will reverse in the foreseeable future. The deductible temporary differences associated with investments in subsidiaries is approximately $648.7 million (December 31, 2015 - $910.0 million).
The Company received notices of reassessment from the Canada Revenue Agency in 2014 and 2015 disallowing $149.3 million of tax pools and $12.6 million of investment tax credits relating to an acquired entity. The Company has filed notices of objections in response to these reassessments and management believes that it will be successful in defending its positions. Therefore, no provision for the potential income tax liability was recorded at December 31, 2016 and December 31, 2015.

21.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. DSUs are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2016:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	3,960,363	153,283
Granted	3,930,449	51,370
Redeemed	(2,280,626)	-
Forfeited	(421,828)	-
Balance, end of year	5,188,358	204,653
The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2015:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	3,648,565	84,396
Granted	3,024,854	68,887
Redeemed	(2,517,661)	-
Forfeited	(195,395)	-
Balance, end of year	3,960,363	153,283
For the year ended December 31, 2016, the Company calculated total share-based compensation of $72.0 million (December 31, 2015 - $75.5 million), net of estimated forfeitures, of which $14.3 million was capitalized (December 31, 2015 - $16.9 million).

22.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	2016	2015
Weighted average shares – basic	516,336,121	478,259,077
Dilutive impact of restricted shares	-	-
Weighted average shares – diluted (1)	516,336,121	478,259,077

(1)	Excludes the impact of 2,954,564 weighted average shares related to restricted shares that were anti-dilutive for the year ended December 31, 2016 (December 31, 2015 - 1,533,082).

CRESCENT POINT ENERGY CORP.	24

23.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of the investment in a private company is based primarily on recent trading activity in the relevant company's common shares. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2016:

	2016 Carrying Value	2016 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	389.4	389.4	-	389.4	-
Long-term investments (1)	35.8	35.8	28.3	7.5	-
	425.2	425.2	28.3	396.9	-
Financial liabilities
Derivatives	67.7	67.7	-	67.7	-
Senior guaranteed notes (2)	2,148.6	2,119.2	-	2,119.2	-
	2,216.3	2,186.9	-	2,186.9	-

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

CRESCENT POINT ENERGY CORP.	25

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2015:

	2015 Carrying Value	2015 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	1,030.6	1,030.6	-	1,030.6	-
Long-term investments (1)	30.3	30.3	22.8	7.5	-
	1,060.9	1,060.9	22.8	1,038.1	-
Financial liabilities
Derivatives	2.1	2.1	-	2.1	-
Senior guaranteed notes (2)	2,280.6	2,302.1	-	2,302.1	-
	2,282.7	2,304.2	-	2,304.2	-

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at December 31, 2016 and the change in fair value for the year ended December 31, 2016:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	527.3	(0.4)	493.7	7.9	1,028.5
Unrealized change in fair value	(587.9)	2.5	(120.4)	(1.0)	(706.8)
Derivative assets / (liabilities), end of year	(60.6)	2.1	373.3	6.9	321.7

Derivative assets, end of year	6.1	2.9	373.5	6.9	389.4
Derivative liabilities, end of year	(66.7)	(0.8)	(0.2)	-	(67.7)

(1)	Includes oil, gas and power contracts.
The following table summarizes the fair value as at December 31, 2015 and the change in fair value for the year ended December 31, 2015:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	639.6	(2.2)	160.6	2.4	800.4
Unrealized change in fair value	(112.3)	1.8	333.1	5.5	228.1
Derivative assets / (liabilities), end of year	527.3	(0.4)	493.7	7.9	1,028.5

Derivative assets, end of year	528.0	1.0	493.7	7.9	1,030.6
Derivative liabilities, end of year	(0.7)	(1.4)	-	-	(2.1)

(1)	Includes oil, gas and power contracts.

CRESCENT POINT ENERGY CORP.	26

Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at December 31, 2016 and December 31, 2015:

	2016			2015
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	400.7	(79.0)	321.7	1,029.7	(1.2)	1,028.5
Amount offset	(11.3)	11.3	-	0.9	(0.9)	-
Net amount	389.4	(67.7)	321.7	1,030.6	(2.1)	1,028.5

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps to manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at December 31, 2016, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 9,500 bbl/d of liquids for calendar 2017, 4,500 bbl/d of liquids for calendar 2018, 4,500 bbl/d of crude oil for 2019 and 3,000 bbl/d of crude oil for calendar 2020 and 2021.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company enters into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at December 31, 2016 and December 31, 2015 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes a 10 percent near-term volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2016		Year ended December 31, 2015
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(120.1)	113.9	(133.7)	133.7
Natural gas	(9.6)	9.6	(4.5)	4.5
Power	0.1	(0.1)	0.2	(0.2)
Differential
Crude oil	0.3	(0.3)	0.2	(0.2)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position at December 31, 2016, a one percent increase or decrease in the interest rate on floating rate debt would amount to an annualized impact on income before tax of $12.7 million (December 31, 2015 - $17.7 million).

CRESCENT POINT ENERGY CORP.	27

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at December 31, 2016 and December 31, 2015 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2016		Year ended December 31, 2015
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	1.5	(1.5)	1.7	(1.7)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the United States, fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at December 31, 2016 and December 31, 2015 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Year ended December 31, 2016		Year ended December 31, 2015
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	357.0	(357.0)	341.2	(341.2)
Cross currency swaps	Forward	(375.3)	375.3	(365.2)	365.2
Foreign exchange swaps	Forward	(5.9)	5.9	(4.0)	4.0
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 96% of the Company's oil and gas sales are with entities considered investment grade.
The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
At December 31, 2016, approximately 3 percent (December 31, 2015 - 5 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company considers the entire balance to be collectible.

CRESCENT POINT ENERGY CORP.	28

Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at December 31, 2016 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	647.2	-	-	-	647.2
Dividends payable	16.3	-	-	-	16.3
Derivative liabilities (1)	55.9	1.9	-	-	57.8
Senior guaranteed notes (2)	148.0	272.9	466.4	1,319.2	2,206.5
Bank credit facilities (3)	62.8	1,762.7	-	-	1,825.5

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swap.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2016. The current maturity date of the Company's facilities is June 10, 2019. The Company expects that the facilities will continue to be renewed and extended prior to their maturity dates.

The timing of undiscounted cash outflows relating to the financial liabilities outstanding at December 31, 2015 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	679.4	-	-	-	679.4
Dividends payable	50.5	-	-	-	50.5
Derivative liabilities (1)	3.2	2.7	0.1	-	6.0
Senior guaranteed notes (2)	132.5	274.2	371.4	1,561.1	2,339.2
Bank credit facilities (3)	82.7	2,288.5	-	-	2,371.2

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swap.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)	These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2015.
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At December 31, 2016, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.9 billion, including $0.5 million letters of credit drawn on the facility. Crescent Point believes it has sufficient liquidity to meet its foreseeable spending requirements.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, interest rate, cross currency, foreign exchange and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at December 31, 2016:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
		Swap	Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2017 (2)	46,800	71.35	79.78	67.93	60.21
2018 January - June	7,500	74.14	79.39	73.43	64.00

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	Includes 4,000 bbls/d which can be extended at the option of the counterparty for the first half of 2018 at an average swap price of $86.16/bbl.

CRESCENT POINT ENERGY CORP.	29

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2017	2,000	Basis Swap	MSW (2)	(3.66)

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	MSW refers to the Mixed Sweet Blend crude oil differential.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2017	41,356	3.09
2018	33,973	2.83
2019	19,948	2.71

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2017	Swap	3.0	52.50

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Annual Rate (%)
Term	Contract
January 2017 - September 2018	Swap	50.0	0.90
January 2017 - September 2018	Swap	50.0	0.87
January 2017 - August 2020	Swap	50.0	1.16
January 2017 - August 2020	Swap	50.0	1.16
January 2017 - August 2020	Swap	100.0	1.15
January 2017 - September 2020	Swap	50.0	1.14
January 2017 - September 2020	Swap	50.0	1.11

CRESCENT POINT ENERGY CORP.	30

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Annual Rate (Cdn%)
January 2017	Swap	90.0	2.77	120.9	2.46
January 2017	Swap	105.0	2.77	141.1	2.43
January 2017 - February 2017	Swap	95.0	2.80	126.1	2.41
January 2017 - February 2017	Swap	190.0	2.80	252.1	2.41
January 2017 - February 2017	Swap	190.0	2.80	252.2	2.40
January 2017 - February 2017	Swap	205.0	2.80	272.1	2.39
January 2017 - February 2017	Swap	150.0	2.89	200.4	2.41
January 2017 - February 2017	Swap	180.0	2.89	240.8	2.43
January 2017 - March 2017	Swap	67.5	5.48	68.9	5.89
January 2017 - April 2018	Swap	31.0	4.58	29.9	5.32
January 2017 - June 2018	Swap	20.0	2.65	20.4	3.52
January 2017 - May 2019	Swap	68.0	3.39	66.7	4.53
January 2017 - March 2020	Swap	155.0	6.03	158.3	6.45
January 2017 - April 2021	Swap	82.0	5.13	79.0	5.83
January 2017 - June 2021	Swap	52.5	3.29	56.3	3.59
January 2017 - May 2022	Swap	170.0	4.00	166.9	5.03
January 2017 - June 2023	Swap	270.0	3.78	274.7	4.32
January 2017 - June 2024	Swap	257.5	3.75	276.4	4.03
January 2017 - April 2025	Swap	230.0	4.08	291.1	4.13
January 2017 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
January 2017	Swap	15.0	20.1
May 2022	Swap	30.0	32.2

24.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2016, Crescent Point recorded $6.2 million (December 31, 2015 - $8.0 million) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success being the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and/or competitive pricing.
Crescent Point also recorded $0.7 million during the year ended December 31, 2016 (December 31, 2015 - $1.2 million) of legal fees in the normal course of business to a law firm of which a director of Crescent Point is a partner.
Compensation of Key Management Personnel
Key management personnel of the Company consists of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year recorded as general and administrative expenses was $9.1 million (December 31, 2015 - $10.8 million) and share-based compensation costs were $20.9 million (December 31, 2015 - $19.6 million).

CRESCENT POINT ENERGY CORP.	31

25.	COMMITMENTS
At December 31, 2016, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	33.2	58.3	60.3	251.5	403.3
Transportation commitments	15.4	27.2	24.2	48.9	115.7
Total contractual commitments	48.6	85.5	84.5	300.4	519.0

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $48.3 million.
At December 31, 2015, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	35.8	66.5	61.7	283.2	447.2
Transportation commitments	4.3	4.6	3.5	0.2	12.6
Total contractual commitments	40.1	71.1	65.2	283.4	459.8

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $40.9 million.
26.SIGNIFICANT SUBSIDIARIES
The Company has the following significant subsidiaries, each owned 100% directly and indirectly, at December 31, 2016:

Subsidiary Name	Country of Incorporation
Crescent Point Resources Partnership	Canada
Crescent Point Holdings Inc.	Canada
Crescent Point Energy U.S. Corp.	United States of America
Crescent Point U.S. Holdings Corp.	United States of America
Crescent Point Energy Lux S.à r.l.	Luxembourg
27.SUPPLEMENTAL DISCLOSURES
Income Statement Presentation
The Company’s statement of income is prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($ millions)	2016	2015
Operating	82.8	86.6
General and administrative	67.6	62.7
Share-based compensation	57.7	58.6
Total compensation expenses	208.1	207.9

CRESCENT POINT ENERGY CORP.	32

Cash Flow Statement Presentation

($ millions)	2016	2015
Operating activities
Changes in non-cash working capital:
Accounts receivable	(9.7)	145.6
Prepaids and deposits	(0.3)	1.6
Accounts payable and accrued liabilities	(19.9)	(99.1)
Other long-term liabilities	-	0.8
	(29.9)	48.9
Investing activities
Changes in non-cash working capital:
Accounts receivable	(0.3)	16.3
Accounts payable and accrued liabilities	8.8	(180.9)
	8.5	(164.6)
Financing activities
Changes in non-cash working capital:
Dividends payable	(34.2)	(52.2)

($ millions)	2016	2015
Other
Non-cash lease inducement	(3.6)	4.2
Other long-term liability	(1.6)	3.4
	(5.2)	7.6

28.	GEOGRAPHICAL DISCLOSURE
As at December 31, 2016, Crescent Point's non-current assets related to the U.S. foreign operations is $2.2 billion (December 31, 2015 - $2.1 billion). For the year ended December 31, 2016, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $213.9 million (December 31, 2015 - $268.3 million).

CRESCENT POINT ENERGY CORP.	33

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (4) (5)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Derek Christie
Sr. Vice President, Exploration and Geosciences
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Brad Borggard
Vice President, Corporate Planning and Investor Relations
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Brad Borggard
Vice President, Corporate Planning and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	34